QUANTITATIVE   ALPHA   TRADING   INC.   ANNOUNCES   FILING   OF   TSX-V   LISTING

APPLICATION AND APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

November  29,  2011  (Toronto)  –  Quantitative  Alpha  Trading  Inc.  (CNSX:  QAT)(OTCQB:  QATSF)  (the “Company” or “QAT”) is pleased to announce that it has filed an application for listing of the Company’s common shares on the TSX Venture Exchange, with Canaccord Genuity Corp. agreeing to act as sponsor. The application remains subject to approval by the Exchange.

“This  is  another  important  step  forward  for  the  Company”,  said  Chair,  Todd  Halpern.  “As  we  continue  to develop  our  proprietary  trading  software  solutions,  we also  look  forward  to  expanded  coverage  of  QAT’s activities  and  enhanced  liquidity  for  QAT’s  investors.   The  opportunity  to  move  the  company  to  the  TSX Venture Exchange is one which we are keen to pursue for the benefit of all stakeholders.”

At  the  same  time,  the  Company  announced  today  that  Mr.  Enrico  Visentini  will  be  joining  as  Chief Financial  Officer  effective  January  1,  2012.  An  accomplished  senior  financial  executive,  Mr.  Visentini  is an  MBA  graduate  of  the  Richard  Ivey  School  of  Business  at  the  University  of  Western  Ontario.  He  also has earned his CA and CFA designations.

According  to  Mr.  Jim  McGovern,  Chief  Executive  Officer:  “We  look  forward  to  capitalizing  on  Mr. Visentini’s strong background and experience in finance, accounting and operations, including in the field of  human  resources  management,  as  we  move  forward  as  part  of  our  growth  and  roll-out  plans  with  a fully internalized   accounting   and   finance   function   at   QAT.   Enrico’s   public   company   accounting experience  will  prove  invaluable  including  not  only  his knowledge  of  US  GAAP  and  IFRS  accounting standards  but  also  his  experience  in  the  preparation  of  prospectuses,  AIF’s,  20-F’s,  management  circulars and other legal and statutory filings.”

“I  am  really  pleased  to  be  joining  a  company  which  has  such  a  strong  technology  platform,  supported  by strong leadership” said Mr. Visentini, who will be assisting the Company in a consulting capacity through a transition period until his formal start date.

Mr.  McGovern  also  expressed  the  Company’s  gratitude  to  John  Doma  of  Bateman  MacKay  LLP  for  his outstanding service as acting Chief Financial Officer pending this appointment.

About QAT

For   more   than   a   decade,   QAT’s   Chief   Technology   Officer   has   been   researching,   developing   and maintaining  proprietary  algorithmic  securities  trading systems  that  operate  across  numerous  financial markets.  Relying  on  behavioural  science  patterns,  the  Company’s  proprietary  systems  use  a  linked  series of computer  programs  to  analyze  securities  market  data  in  real-time  and  directly  execute  buy  or  sell orders  over  the  electronic  securities  exchanges  while  monitoring  the  status  of  every  trade  within  a  given portfolio without human intervention.

The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Forward-Looking Statements Advisory

Certain information included in this press release constitutes forward-looking statements and information and  future-oriented  financial  information  under  applicable  securities  legislation  and  is  provided  for  the purpose   of   expressing   management’s   current   expectations   and   plans   for   the   future.   Readers   are cautioned  that  reliance  on  such  information  may  not  be  appropriate  for  other  purposes,  such  as  making investment decisions.

More   particularly,   this   press   release   contains   statements   concerning   QAT’s   anticipated:   business development  strategy,  customer  orders,  product deliveries,  sales,  revenue  and  revenue  growth.  The forward-looking  statements  are  based  on  a  number  of  key  expectations  and  assumptions  made  by  QAT, including  expectations  and  assumptions  concerning  achievement  of  current  timetables  for  development  programs  and  sales,  target  market  acceptance  of  QAT's  products,  current  and  new  product  performance, availability and cost of labor and expertise. Although QAT believes that the expectations and assumptions used  to  develop  the  forward-looking  statements  are  reasonable,  undue  reliance  should  not  be  placed  on the forward-looking statements because QAT can give no assurance that they will prove to be correct. Since  forward-looking  statements  address  future  events  and  conditions,  by  their  very  nature  they  involve numerous risks and uncertainties that contribute to the possibility that the projections and forecasts in the forward-looking  statements  will  not  occur  and  that  actualactual  performance  or  results  could  differ  materially from  those  anticipated  in  the  forward-looking  statements.  These  risks  and  uncertainties  include,  but  are not  limited to,  the  risks  associated  with  QAT's  stage  of  development,  history  of  losses  and  lack  of historical  product  revenues,  uncertainty  as  to  product  development and  sales  milestones  being  met, product  defect  and  performance  risks,  competition  for  capital  and  market  share,  uncertainty  as  to  target markets,  dependencedependence upon  third  parties,  uncertainty  as  to  patent  and  proprietary  rights,  availability  and retention  of  management  and  key  personnel,  exchange  rate  and  currency fluctuations,  uncertainties relating to potential  delays or changes  in  plans with respect to product development or capital expenditures  and  thethe ability  of  QAT  to  access  sufficient  capital  on  acceptable  terms.  This  is  not  an exhaustive  list  and  additional  information  on  these  risks  and  other  factors that  could  affect QAT’soperations  and  financial  results  are  included  in  reports  on  file  with  the  Canadian  securities  regulatory authorities and can be accessed through the SEDAR website at www.sedar.com.

The  forward-looking  statements  contained  in  this  press  release  are  made  as  of  the  date  hereof  and  QAT undertakes  no  obligation  to  update  publicly  oror revise any  forward-looking  statements  or  information, whether  as  a  result  of  new  information,  future  events  or  otherwise,  unless  so  required  by  applicable securities laws.

Additionally,  QAT  undertakes  no  obligation  to  comment  on  the  expectations  of,  or  statements  made  by, third parties about QAT.

Neither the CNSX nor the TSX Venture Exchange has reviewed or accepts responsibility for the adequacy or accuracy of the content of this news release.